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                                                                    EXHIBIT 99.1

To Our Shareholders:

         The comparative results of operations of Chicago Rivet & Machine Co. for the second quarter and first six months of 2001 and 2000 are summarized below.

         Second quarter revenues reflect the continuing weakness that has characterized the manufacturing segment of the economy for some time. Overall, our second quarter revenues declined 9.3% compared to the second quarter of 2000 and amounted to $11,216,249. While revenues declined in both segments of our business, weak demand for capital goods has impacted the assembly equipment segment to a greater degree, and second quarter revenues within this segment decreased 12.4% compared to 2000. Within the fastener segment, where conditions also continue to be soft, second quarter revenues declined 8.5%.

          Lower operating levels were the primary factor contributing to a year to year decline in earnings. In addition to the reduction in revenues, lower sales volume contributed to reduced operating efficiencies in both segments of our operations. Further, in many cases, competitive pressures dictated that we accept lower than desired margins on new business that was obtained during the quarter. However, operating expenses were also significantly lower during the second quarter of 2001 compared with the second quarter of 2000. Legal and professional fees returned to more normal levels and were $274,000 lower than in the prior year period. Reductions in expenditures for a variety of other selling and administrative expenses, including salaries, commissions, and interest expense, amounted to an additional reduction of $285,000 during the current quarter compared to the same period in 2000. As a result, net income for the second quarter of 2001 amounted to $737,438, or $.76 per share on 967,132 average shares outstanding compared to $894,713, or $.89 per share on 1,003,080 average shares outstanding during the second quarter of 2000.

         So far, 2001 has been a very challenging year. Efforts to secure new business at profitable levels have met only limited success to date, and the general contraction in the manufacturing sector of the economy and the resultant decrease in orders from our existing customer base have more than offset the benefits of any new business gained this year. While we still expect conditions will improve, there are, as yet, few indications that our situation will improve appreciably in the near term. In the interim, we will continue our focus on cost control and our efforts to solicit profitable business from both new and existing customers.


                               Respectfully yours,

                  John A. Morrissey               John C. Osterman
                     Chairman                         President


August 6, 2001

The foregoing discussion is only intended to provide highlights of operations for the periods covered. Additional information is contained in our Form 10-Q, which will be filed with the SEC and is available to shareholders upon request from the Company, or via the internet through the SEC's EDGAR database. This discussion contains certain "forward-looking statements" which are inherently subject to risks and uncertainties that may cause actual events to differ materially from those discussed herein. Factors which may cause such differences in events include, among other things, our ability to maintain our relationships with our significant customers; increases in the prices of, or limitations on the availability of, our primary raw materials; or a downturn in the automotive industry, upon which we rely for sales revenue, and which is cyclical and dependent on, among other things, consumer spending, international economic conditions and regulations and policies regarding international trade. Many of these factors are beyond our ability to control or predict. Readers are cautioned not to place undue reliance on these forward-looking statements. We undertake no obligation to publish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.


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                           CHICAGO RIVET & MACHINE CO.
                  SUMMARY OF CONSOLIDATED RESULTS OF OPERATIONS
                   FOR THE THREE AND SIX MONTHS ENDED JUNE 30

                                   SECOND QUARTER           FIRST SIX MONTHS
                              ------------------------  ------------------------
                                  2001         2000         2001         2000
                              -----------  -----------  -----------  -----------

Net sales and lease revenue   $11,216,249  $12,366,088  $21,844,080  $24,801,824
Income before taxes             1,123,438    1,335,713    1,636,679    2,748,148
Income after taxes                737,438      894,713    1,076,679    1,816,148
Net income per share                  .76          .89         1.11         1.70
Average shares outstanding        967,132    1,003,080      967,132    1,070,588

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                     (All figures subject to year end audit)


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